SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                RYANAIR AGREES TO REPAY EUR4M PENDING COURT APPEAL
                      OF EU's UNLAWFUL CHARLEROI DECISION

Ryanair, Europe's No.1 low fares airline, today (Thursday, 28th October 2004) confirmed it had written to the Walloon authorities and agreed to repay EUR4M in an escrow account until Ryanair's appeal is heard and the European Courts make a definitive decision on this matter. If Ryanair is successful in its appeal, these funds along with interest will be returned to Ryanair. If the appeal fails, these funds will be transferred to the Region.

In a detailed written response to the Walloon region, Ryanair confirmed:

 1. Ryanair's costs of establishing and operating its base at Charleroi at EUR40M vastly exceeded any discounts received from the Walloon region, and the European Commission's decision entitles Ryanair to net our costs off against those of the Region. There is therefore no requirementfor any repayment.

 2. The Commission's request for details on a "route by route basis" confirms the Commissions total lack of understanding of the costs and risks involved in establishing a base of operations at completely unknown and unused airport - basing 3 aircraft and simultaneously launching 6 new routes. These enormous costs cannot be identified on a "route by route basis".

 3. The Commission's conclusion that "no private operator in the same circumstances as BSCA would have granted the same advantages (to Ryanair) is factually untrue and legally untenable. Ryanair has previously offered evidence to the Commission confirming Ryanair receives lower costs at many competing private airports and that Charleroi is one of Ryanair's more expensive base deals. The Commission has totally ignored this factual evidence.

 4. The effect of the Commission's flawed decision to impose full costs on Ryanair at Charleroi from 2001 onwards now makes Charleroi considerably more expensive than other competing privately owned bases at the time and is a complete distortion of competition when huge discounts and incentives are being offered by both public and private airports throughout Europe to airlines (not just Ryanair) in exchange for delivering new routes and enormous traffic growth.

 5. We have appealed the Commission's flawed decision to the European Court of the First Instance and we are confident this decision will be overturned, as this decision perverts fair and open competition, is highly damaging to the competitiveness of public regional and secondary airports, and will force consumers to pay higher fares at Charleroi in order to protect the high cost Zaventem airport

 6. We have been advised that it is unlikely that any national court would enforce an application by the Walloon region to force Ryanair to pay any amount claimed until the Court of First Instance has considered Ryanair's appeal.

 7. However Ryanair recognises that it is not the Walloon region that is pushing this issue and we have no desire to place the Region in a difficult position because of a legally flawed decision by the Commission. Therefore Ryanair has agreed, under protest and without prejudice to the outcome of the appeal, to place the requested EUR4M funds in an agreed interest bearing escrow account until the European Courts make a definitive decision on this matter.

 8. When Ryanair is successful in its appeal, the Region will agree that these funds along with interest will be returned to Ryanair. If the appeal fails, Ryanair will agree that these funds will be transferred in their entirety to the Region.

Ryanair's head of Communications, Paul Fitzsimmons said:

        "Ryanair is confident that the unlawful decision of the European Commission will be overturned by the European Court and that the Court will promote the enormously successful partnership between low fares airlines and regional airports, which has enabled millions of ordinary consumers to fly at Europe's lowest fares and encourage the development of unused, empty secondary and regional airports at Brussels Charleroi and throughout Europe".

Ends.                          Thursday, 28th October 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 October, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director